Prospectus Supplement No. 1 (to prospectus dated February 14, 2020)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-236334

Vertiv Holdings Co
270,238,621 Shares of Class A Common Stock
10,606,666 Warrants to Purchase Class A Common Stock
220,000 Units

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated February 14, 2020 (the “Prospectus”), related to: (1) the issuance by us of up to 33,533,303 shares of our Class A common stock, par value $0.0001 per share (“Class A common stock”) that may be issued upon exercise of warrants to purchase Class A common stock at an exercise price of $11.50 per share of Class A common stock, including the public warrants and the private placement warrants (each as defined in the Prospectus); and (2) the offer and sale, from time to time, by the selling holders identified in the Prospectus, or their permitted transferees, of (i) up to 270,238,621 shares of Class A common stock, (ii) up to 10,606,666 warrants and (iii) up to 220,000 units (each as defined in the Prospectus), with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on February 24, 2020 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Our Class A common stock, warrants and units are traded on the New York Stock Exchange under the symbols “VRT,” “VRT WS” and “VERT.U,” respectively. On March 2, 2020, the closing price of our Class A common stock was $11.76 per share, the closing price of our warrants was $3.40 per share, and the closing price of our units was $13.50 per share.
Investing in our securities involves risks. See “Risk Factors” beginning on page 20 of the Prospectus and in any applicable prospectus supplement.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 2, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 2, 2020

VERTIV HOLDINGS CO
Exact name of registrant as specified in its charter

Delaware	001-38518	81-2376902
(State or other Jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1050 Dearborn Drive, Worthington, Ohio 43085
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: 614-688-0246

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value per share, and one-third of one redeemable warrant to purchase one share of Class A common stock	VERT.U	New York Stock Exchange
Class A common stock, $0.0001 par value per share	VRT	New York Stock Exchange
Redeemable warrants to purchase Class A common stock	VRT WS	New York Stock Exchange

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933
(§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement

Vertiv Group Corporation Term Loan

On March 2, 2020, Vertiv Group Corporation, a Delaware corporation (the “Borrower”) and an indirect wholly-owned subsidiary of Vertiv Holdings Co., and Vertiv Intermediate Holding II Corporation, a Delaware corporation (“Holdings”) and the direct parent of the Borrower, entered into a Term Loan Credit Agreement (the “Term Loan Credit Agreement”) with various financial institutions from time to time party thereto, as lenders (the “Term Lenders”), and Citibank, N.A., as administrative agent (in such capacity, the “Term Agent”). Pursuant to the Term Loan Credit Agreement, the Term Lenders made $2,200,000,000 in senior secured term loans (the “Term Loan”) to the Borrower. The proceeds of the Term Loan, together with certain borrowings under the ABL Credit Agreement (as defined below), were used to repay or redeem in full certain outstanding indebtedness (the “Refinancing”) of the Borrower and of Vertiv Intermediate Holding Corporation, a Delaware corporation and an indirect parent of the Borrower, and to pay fees and expenses in connection with (a) entry into the Term Loan Credit Agreement, (b) entry into the ABL Credit Agreement and (c) such repayments and redemptions.

Subject to certain conditions and without consent of the then-existing Term Lenders (but subject to the receipt of commitments), the Borrower may incur additional loans under the Term Loan Credit Agreement (as an increase to the Term Loan or as one or more new tranches of term loans)(“Incremental Term Loans”) in an aggregate principal amount of up to the sum of (a) the greater of $325,000,000 and 60.0% of Consolidated EBITDA (as defined in the Term Loan Credit Agreement), plus (b) an amount equal to all voluntary prepayments, repurchases and redemptions of pari passu term loans borrowed under the Term Loan Credit Agreement and of certain other pari passu indebtedness incurred outside the Term Loan Credit Agreement utilizing capacity that would otherwise be available for Incremental Term Loans, plus (c) an unlimited amount, so long as on a pro forma basis after giving effect thereto, (i) with respect to indebtedness secured by the Collateral (as defined below) on a pari passu basis with the Term Loan, the Consolidated First Lien Net Leverage Ratio (as defined in the Term Loan Credit Agreement) would not exceed 3.75:1.00 and (ii) with respect to indebtedness incurred outside of the Term Loan Credit Agreement and secured by the Collateral on a junior basis with the Term Loan or that is unsecured, the Consolidated Total Net Leverage Ratio (as defined in the Term Loan Credit Agreement) would not exceed either (A) 5.25:1.00 or (B) if such indebtedness is incurred in connection with a permitted acquisition or other permitted investment, the Consolidated Total Net Leverage Ratio in effect immediately prior to the consummation of such transaction (the amounts referred to in clauses (a), (b) and (c), collectively, the “Incremental Amount”). Subject to certain conditions, the Borrower may incur additional indebtedness outside of the Term Loan Credit Agreement using the then-available Incremental Amount in lieu of Incremental Term Loans.

The Term Loan will amortize in equal quarterly installments in an amount equal to 1.00% per annum of the principal amount, commencing June 30, 2020. The interest rate applicable to the Term Loan will be, at the Borrower’s option, either (a) the base rate (which is the highest of (i) the prime rate of Citibank, N.A. on such day, (ii) the greater of the then-current (A) federal funds rate set by the Federal Reserve Bank of New York and (B) rate comprised of both overnight federal funds and overnight LIBOR, in each case, plus 0.50%, (iii) LIBOR for a one month interest period, plus 1.00% and (iv) 1.00%), plus 2.00% or (b) one-, two-, three- or six-month LIBOR or, if agreed by all Term Lenders, 12-month LIBOR or, if agreed to by the Term Agent, any shorter period (selected at the option of the Borrower), plus 3.00%.

The Borrower may voluntarily prepay the Term Loan, in whole or in part, subject to minimum amounts, with prior notice but without premium or penalty (other than, subject to certain exclusions, a 1.00% premium on any prepayment in connection with a repricing transaction prior to the date that is six months after entry into the Term Loan Credit Agreement).

The Company is required to repay the Term Loan with 50% of Excess Cash Flow (as defined in the Term Loan Credit Agreement), 100% of the net cash proceeds of certain asset sales and casualty and condemnation events and the incurrence of certain other indebtedness, in each case, subject to certain step-downs, reinvestment rights, thresholds and other exceptions.

Any Term Loan prepaid or repaid may not be re-borrowed. Unless accelerated subject to the terms of the Term Loan Credit Agreement, any amounts not otherwise prepaid or repaid shall mature on the seven year anniversary of entry into the Term Loan Credit Agreement.

The Borrower’s obligations under the Term Loan Credit Agreement are guaranteed by Holdings and all of the Borrower’s direct and indirect wholly-owned U.S. subsidiaries (subject to certain permitted exceptions) (collectively, the “Guarantors”). Subject to certain exceptions, the obligations of the Borrower and the Guarantors under the Term Loan Credit Agreement and related documents are secured by a lien on substantially all of the assets of the Borrower and the Guarantors (the “Collateral”). The Term Agent, on behalf of the Term Lenders, and the ABL Agent (as defined below), on behalf of the ABL Lenders (as defined below), have entered into an intercreditor agreement (the “Intercreditor Agreement”) that, among other things, governs the priority of the liens on the Collateral as between the Term Loan Credit Agreement and the ABL Credit Agreement, providing that the Term Agent (on behalf of the Term Lenders) has a first priority lien on “fixed assets” (generally including real estate, equipment, intellectual property, equity interests, all other assets not constituting “current assets” and items relating to the foregoing (collectively, the “Fixed Asset Collateral”)) and a second priority lien on “current assets” (generally including accounts receivable, inventory, instruments, payment intangibles, certain general intangibles, chattel paper, commercial tort claims, deposit and securities accounts and items relating to the foregoing (collectively, the “Current Asset Collateral”)).

The Term Loan Credit Agreement contains customary representations and warranties and affirmative, reporting and negative covenants. The negative covenants include, among other things, restrictions on the ability of the Holdings, the Borrower and its restricted subsidiaries to grant liens or security interests on assets, undertake mergers and consolidations, sell or otherwise transfer assets, pay dividends or make other distributions and restricted payments, incur indebtedness, make acquisitions, loans, advances or other investments, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates or change lines of business, in each case, subject to certain thresholds and exceptions.

The Term Loan Credit Agreement contains customary events of default, including, without limitation, payment defaults, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material ERISA-related events, material unpaid judgments, certain change of control events and other customary events of default. The occurrence of an event of default will give the Term Agent and the Term Lenders the right to, among other things, accelerate the Term Loan, foreclose upon the Collateral and exercise any other remedies available to a creditor under the Term Loan Credit Agreement and applicable law.

The foregoing descriptions are subject to, and qualified in their entirety by, the full text of the Term Loan Credit Agreement, attached hereto as exhibit 10.1 and incorporated by reference herein.

Vertiv Group Corporation ABL Revolver

On March 2, 2020, the Borrower, Holdings and certain subsidiaries of the Borrower, as co-borrowers (the “Co-Borrowers”) and guarantors, entered into Amendment No. 5 to the Revolving Credit Agreement (the “ABL Amendment”) with various financial institutions, as lenders, JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the “ABL Agent”) and certain other institutions as additional agents and letter of credit issuers, which Amendment amends the Revolving Credit Agreement, dated as of November 30, 2016 (as amended, restated, supplemented or otherwise modified from time to time prior to March 2, 2020, the “ABL Credit Agreement” and, as amended by the ABL Amendment, the “Amended ABL Credit Agreement”), by and among, Holdings, the Borrower, certain subsidiaries of the Borrower, as co-borrowers, various financial institutions from time to time party thereto, as lenders (after giving effect to the ABL Amendment, the “ABL Lenders”), the ABL Agent and certain other institutions from time to time party thereto as additional agents and letter of credit issuers. The Amended ABL Credit Agreement is available to the Borrower and the Co-Borrowers and provides for revolving loans in various currencies and under U.S. and foreign subfacilities, in an aggregate amount up to $455,000,000, with a letter of credit subfacility of $200,000,000 and a swingline subfacility of $75,000,000, in each case subject to various borrowing bases. Borrowings under the Amended ABL Credit Agreement are limited by borrowing base calculations based on the sum of specified percentages of eligible accounts receivable, certain eligible inventory and certain unrestricted cash, minus the amount of any applicable reserves. Borrowings under the Amended ABL Credit Agreement were used on March 2, 2020, together with the proceeds of the Term Loan, to consummate the Refinancing and for working capital purposes. Going forward, borrowings under the Amended ABL Credit Agreement may be used for working capital and general corporate purposes.

Subject to certain conditions and without the consent of the then-existing ABL Lenders (but subject to the receipt of commitments), commitments under the Amended ABL Credit Agreement may be increased to up to $600,000,000.

The interest rate applicable to loans denominated in U.S. dollars under the Amended ABL Credit Agreement will be, at the Borrower’s option, either (a) the base rate (which is the highest of (i) the prime rate of JPMorgan Chase Bank, N.A. on such date, (ii) the greater of the then-current (A) federal funds rate set by the Federal Reserve Bank of New York and (B) rate comprised of both overnight federal and overnight LIBOR, in each case, plus 0.50%, (iii) LIBOR for a one month interest period, plus 1.00% and (iv) 1.00%), plus an applicable margin (the “Base Rate Margin”) ranging from 0.25% to 0.75%, depending on average excess availability or (b) one-, two-, three- or six-month LIBOR or, if available to all ABL Lenders, 12-month LIBOR or any shorter period (selected at the option of the Borrower), plus an applicable margin (the “LIBOR Margin” and collectively, with the Base Rate Margin, the “Applicable Margins”) ranging from 1.25% to 1.75%, depending on average excess availability. Certain “FILO” denominated loans have margins equal to the Applicable Margins, plus an additional 1.00%. Loans denominated in currencies other than U.S. dollars are subject to customary interest rate conventions and indexes, but in each case, with the same Applicable Margins. In addition, the following fees are applicable under the Amended ABL Credit Agreement: (a) an unused line fee of 0.25% per annum on the unused portion of the commitments under the Amended ABL Credit Agreement, (b) letter of credit participation fees on the aggregate stated amount of each letter of credit equal to the LIBOR Margin and (c) certain other customary fees and expenses of the lenders, letter of credit issuers and agents thereunder.

The Borrower and Co-Borrowers may voluntarily repay ABL Loans, in whole or in part, subject to minimum amounts, with prior notice but without premium or penalty. The Borrower and Co-Borrowers are required to make prepayments under the Amended ABL Credit Agreement at any time when, and to the extent that, the aggregate amount of outstanding loans and letters of credit under the Amended ABL Credit Agreement exceed the lesser of the then-applicable aggregate commitments and the then-applicable borrowing base. Subject to the satisfaction of certain customary conditions and the then-applicable borrowing base, any amounts repaid may be re-borrowed. Unless terminated subject to the terms of the Amended ABL Credit Agreement, all commitments under the Amended ABL Credit Agreement shall terminate, and any loans outstanding thereunder shall mature, on the fifth year anniversary of entry into the ABL Amendment.

The Borrower’s and Co-Borrowers’ obligations under the Amended ABL Credit Agreement are guaranteed by the Guarantors (including certain Co-Borrower’s as to the obligations of other Co-Borrowers) and, subject to certain exclusions, certain non-U.S. restricted subsidiaries of the Borrower (the “Foreign Guarantors”). No Foreign Guarantor guarantees the obligations of the Borrower or any Co-Borrower that is a U.S. subsidiary of the Borrower. Subject to certain exceptions, the obligations of the Borrower, Co-Borrowers, Guarantors and Foreign Guarantors under the Amended ABL Credit Agreement and related documents are secured by a lien on the Collateral and, subject to certain exceptions and exclusions, certain assets of the Co-Borrowers that are non-U.S. subsidiaries of the Borrower and certain assets of the Foreign Guarantors (collectively, the “Foreign Collateral”). None of the Foreign Collateral secures the obligations of the Borrower or any Co-Borrower that is a U.S. subsidiary of the Borrower. The Intercreditor Agreement provides that the ABL Agent (on behalf of the ABL Lenders) has a first priority lien on the Current Asset Collateral and a second priority lien on the Fixed Asset Collateral. In addition, the ABL Agent (on behalf of the ABL Lenders) has a first priority lien on the Foreign Collateral. The Term Agent (on behalf of the Term Lenders) does not have a lien on the Foreign Collateral.

The Amended ABL Credit Agreement contains customary representations and warranties and affirmative, reporting (including as to borrowing base-related matters) and negative covenants. The negative covenants include, among other things, restrictions on the ability of the Holdings, the Borrower, the Co-Borrowers and the restricted subsidiaries of the Borrower to grant liens or security interests on assets, undertake mergers and consolidations, sell or otherwise transfer assets, pay dividends or make other distributions and restricted payments, incur indebtedness, make acquisitions, loans, advances or other investments, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates or change lines of business, in each case, subject to certain thresholds and exceptions. In addition, the Amended ABL Credit Agreement requires the maintenance of a minimum Consolidated Fixed Charge Coverage Ratio (as defined in the Amended ABL Credit Agreement) on any date when Global Availability (as defined in the Amended ABL Credit Agreement) is less than the greater of (a) 10.0% of the aggregate commitments and (b) $30,000,000 of 1.00 to 1.00, tested for the four fiscal quarter period ended on the last day of the most recently ended fiscal quarter for which financials have been delivered, and at the end of each succeeding fiscal quarter thereafter until the date on which Global Availability has exceeded the greater of (a) 10.0% of the aggregate commitments and (b) $30,000,000 for 30 consecutive calendar days.

The Amended ABL Credit Agreement contains customary events of default, including, without limitation, payment defaults, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material ERISA-related events, material unpaid judgments, certain change of control events and other customary events of default. The occurrence of an event of default will give the ABL Agent and the ABL Lenders the right to, among other things, terminate the commitments, accelerate any loans outstanding under the Amended ABL Credit Agreement, foreclose upon the Collateral and the Foreign Collateral and exercise any other remedies available to a creditor under the Amended ABL Credit Agreement and applicable law.

The foregoing descriptions are subject to, and qualified in their entirety by, the full text of the ABL Amendment and Amended ABL Credit Agreement, attached hereto as exhibits 10.2 and 10.3, respectively, and incorporated by reference herein.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant

The information required by this Item 2.03 is set forth under Item 1.01 above and is hereby incorporated by reference in response to this Item 2.03.

Item 3.03 Material Modification to Rights of Security Holders

The information required by this Item 3.03 is set forth under Item 1.01 above and is hereby incorporated by reference in response to this Item 3.03.

Item 9.01

(d) Exhibits

Exhibit No.	Exhibit Description
10.1	Term Loan Credit Agreement, dated as of March 2, 2020, by and among Vertiv Intermediate Holding II Corporation, Vertiv Group Corporation, as borrower, the lenders party thereto and Citibank, N.A., as administrative agent.
10.2	Amendment No. 5 to Revolving Credit Agreement, dated as of March 2, 2020, by and among Vertiv Intermediate Holding II Corporation, Vertiv Group Corporation, as lead borrower, the other borrowers party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other persons party thereto.
10.3	Revolving Credit Agreement, dated as of November 30, 2016, as previously amended, restated, supplemented or otherwise modified from time to time prior to March 2, 2020, and as further amended by Amendment No. 5, dated March 2, 2020, by and among Vertiv Intermediate Holding II Corporation, Vertiv Group Corporation, as lead borrower, the other borrowers party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the collateral agents party thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2020	Vertiv Holdings Co
/s/ Rob Johnson
Name: Rob Johnson
Title: Chief Executive Officer